Exhibit 99.5	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES May 5, 2010 Ref: 11-2010

Rare Element Appoints Dr. Tony Mariano and Matt Bender to Advisory Board

Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) is pleased to announce the appointment of Dr. Tony Mariano and Mr. Matt Bender to its Advisory Board.

Dr. Anthony N. Mariano:

Dr. Anthony N. (Tony) Mariano is a geological consultant for rare earths and other rare metals. He has been the "go-to" expert on the geology and mineralogy of rare earths, niobium-tantalum, and other rare metals for several decades. Tony is an expert mineralogist and petrographer, and he integrates a strong knowledge of geology and extractive metallurgy ("geometallurgy) to predict success or failure of proposed rare-earth and niobium-tantalum ventures.  His professional opinions on the potential economic viability of these deposits based on mineralogical examination are eagerly sought by the industry worldwide, and he is a renowned world expert in the exploration for new rare-metals resources.

Following Dr. Mariano’s graduation with a PhD in geology from Boston University, he worked a number of years for Kennecott Research at their lab in Massachusetts. Upon leaving Kennecott, he became a consulting geologist, specializing in carbonatite-hosted rare-earth and niobium deposits. Tony has consulted for many of the companies having an interest in these commodities including Molycorp, Union Carbide, Anschutz Corp. CBMM (Brazil), and Hecla Mining Company, and more recently he has added a number of junior exploration and mining companies to his list of clients. While consulting over a long term for Molycorp, he worked on the Mountain Pass mine, as well as many of their exploration projects, including the Bear Lodge rare-earths project, Wyoming. His knowledge of rare-earth deposits, and particularly his history with the Bear Lodge project, provided a strong basis for much of the mineralogical and metallurgical programs conducted to date. A combination of Dr. Mariano and Dr. James Clark, Rare Element’s VP-Exploration, is a formidable team to guide the continued understanding and advancement of the project’s mineralogy and geology. Dr. Mariano has worked with Rare Element for the past 5 years as a consultant and has assisted Dr. Clark in our exploration programs.

Mr. Matt R. Bender:

Mr. Matt Bender is currently Senior Study Director for Newmont Mining Company, responsible for early stages of project engineering and economic studies. He has over 22 years of experience in the mining and mineral processing fields, which include precious metals, base metals and industrial mineral operations, and process design and engineering. He has directed scoping studies, preliminary economic assessments, prefeasibility studies, and feasibility studies for projects around the world.

Matt received his metallurgical engineering degree from the Colorado School of Mines and an MBA from the University of Nevada. He is a registered Professional Engineer and a Canadian recognized Qualified Person (QP). His experience includes employment with a variety of mining companies (Nerco Minerals, FMC Gold, Eagle-Picher Minerals, Outokumpu, and Gryphon Gold) and several engineering consulting companies (SNC-Lavalin America, Washington Group, Samuel Engineering, and CH2M Hill). He brings many years of metallurgical processing, project evaluation, and business experience that will be important to RES as we advance the Bear Lodge deposit through stages of engineering-economic studies.

Dr. Don Ranta, President of Rare Element, states that “We are exceptionally pleased to have Dr. Mariano and Mr. Bender on our Advisory Board. Their credibility and knowledge of the mining industry and the processes of evaluating a mineral deposit, and Dr. Mariano’s extraordinary knowledge of the rare-earth industry will be valuable to the Company’s geological and evaluation team.”

Rare Element Resources Ltd (TSX-V: RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with a number of companies significantly contributing to the database and understanding. Newmont’s recent exploration efforts were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration project, Rare Element completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization, and updating of the resource estimate will be completed this spring. The Company has 100% interest in the property, is continuing with drilling and a metallurgical testing program, has begun a Scoping Study to accomplish a preliminary engineering-economic assessment of the rare-earth project, and will conduct drilling for gold mineralization in order to estimate resources.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.